BP 3/22

13014318

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68991

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oldfield Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 E 29th Street, Suite 204A
(No. and Street)

New York, (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein + Pinchuk LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2013
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22

OLDFIELD CAPITAL GROUP LIMITED LIABILITY COMPANY

ANNUAL AUDITED REPORT
FORM X-17-A-5 - PART III
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2012

Oldfield Capital Group Limited Liability Company

CONTENTS

OATH OF AFFIRMATION

I, **NORMAN FUCHS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **OLDFIELD CAPITAL GROUP LLC**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

03/1/13

Notary Public

Justine D. Woreth
Notary Public, State of New York
No. 01WO5054431
Qualified in Suffolk County
Commission Expires 01/18/ 2014

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements for broker dealers under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OF AFFIRMATION

I, **NORMAN FUCHS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

OLDFIELD CAPITAL GROUP LLC, as

of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements for broker dealers under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Member of
Oldfield Capital Group Limited Liability Company

We have audited the accompanying statement of financial condition of Oldfield Capital Group Limited Liability Company (the "Company") as of December 31, 2012 and the related statements of income (loss), changes in financial condition, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012 and the results of its operations and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8-9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bernstein & Pinchuk LLP

New York, NY
February 28, 2013

Bernstein & Pinchuk LLP
NEW YORK OFFICE Seven Penn Plaza Suite 830 New York, NY 10001 Tel 212 279-7900 Fax 212 279-7901
www.bpaccountants.com
Members of the AICPA and NYSSCPA's / PCAOB Registered

OLDFIELD CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

Assets

Cash	$	15,466	
Prepaid Expenses		3,000	
Total Current Assets			18,466
Property and Equipment, net of accumulated depreciation			1,653
Total Assets			$ 20,119

Liabilities and Member's Equity

Liabilities			
Accounts payable and accrued expenses	$	2,500	
Total Liabilities			$ 2,500
Member's Equity			17,619
Total Liabilities and Member's Equity			$ 20,119

See notes to financial statements.

OLDFIELD CAPITAL GROUP LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues		
Advisory and consulting fees		$ -
Expenses		
Registration fees	7,700	
Accounting	2,500	
Rent	3,000	
Office Expenses	1,016	
Other	1,006	
Total Expenses		15,222
Operating loss		(15,222)
Other Income (Expense)		
Prior year expense recovery		2,000
State and local income tax expense		-
Net Loss		$ (13,222)

See notes to financial statements

OLDFIELD CAPITAL GROUP LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows used in Operating Activities			
Net loss		$	(13,222)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	47		
Changes in operating assets and liabilities:			
Prepaid expenses	(3,000)		
Accounts payable and accrued expenses	(2,367)		
Total Adjustments			(5,320)
Net Cash Used in Operating Activities			(18,542)
Cash Used in Investing Activities			
Purchase of equipment			(1,700)
Cash Provided by Financing Activities			
Capital Contributions			25,633
Net Increase in Cash			5,391
Cash - December 31, 2011			10,075
Cash - December 31, 2012		$	15,466

SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid	$	-
Income taxes paid	$	-

See notes to financial statements

OLDFIELD CAPITAL GROUP LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY(DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance - December 31, 2011	$	5,208
Capital Contributions		25,633
Net loss		(13,222)
Balance - December 31, 2012	$	17,619

See notes to financial statements

Oldfield Capital Group Limited Liability Company

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 1 - NATURE OF BUSINESS

Oldfield Capital Group Limited Liability Company(the "Company") was organized on June 30, 2012 as a New Jersey limited liability company for the purpose of providing investment advisory services, including; private placement of securities, financial valuation and modeling, financial structuring and strategic consulting.

The Company is applying to become broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

The accompanying financial statements have been prepared from records maintained by the Company

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of three years.

CASH AND CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less are considered cash equivalents

REVENUE RECOGNITION

Revenues are comprised of advisory and consulting fees. During the period from June 1, 2012 (inception) to December 31, 2012, the Company did not provide any financial advisory services to its clients in connection with proposed business acquisitions, including financial analysis, planning, structuring and other advisory services. The Company

recognizes revenues when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable and collectability is reasonably assured.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States.

INCOME TAXES

The Company is a New Jersey LLC. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized in their financial statements or tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computers	$ 1,700
Less: Accumulated depreciation	47
	$ 1,653

Depreciation for the years ended December 31, 2012 was $ 47.

NOTE 4 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

NOTE 4 - FAIR VALUE (CONTINUED)

- Level 1 Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, receivables, accrued expenses and other liabilities.

NOTE 5 - CONCENTRATIONS

Financial instruments that subject the Company to credit risk consist principally of cash. As of December 31, 2012, the Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

NOTE 6 - INCOME TAXES

The Company is considered a disregarded entity for Federal income tax purposes and is therefore required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of its parent and passed through to its owners.

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the consolidated statements of operations. Penalties would be recognized as a component of "General and administrative expenses".

The Company files income tax returns in its local jurisdictions.

NOTE 7 – SUBSEQUENT EVENTS

The Company is considered a Subsequent events through February 28, 2013 (the date the financial statements were available for issuance) were considered for disclosure. Management determined that no disclosures were warranted

OLDFIELD CAPITAL GROUP LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

Net Capital		
Total member's equity		$ 17,619
Deductions and Charges		
Non-allowable assets:		
Prepaid expenses	$ 3,000	
Fixed Assets	1,700	
Total Deductions and Charges		4,700.00
Net Capital		$ 12,919
Aggregate Indebtedness (A.I.)		
Accounts payable and accrued expenses		$ 2,500
		-
Total Aggregate Indebtedness		$ 2,500
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total A.I.)		$ 167
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Excess Net Capital		$ 7,919
Excess Net Capital at 1000% (Net Capital - 10% of A.I.)		$ 12,669
Ratio of A.I. to Net Capital		0.19

There are no material differences from the Net Capital calculation shown above and the Net

OLDFIELD CAPITAL GROUP LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SCHEDULE III

OLDFIELD CAPITAL GROUP LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17 A-5

Members of the Board
Oldfield Capital Group LLC

In planning and performing our audit of the financial statements of Oldfield Capital Group LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recording of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernstein & Pinchuk LLP

New York, New York
February 28, 2013